UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Harmony Metals, Inc.

Full name of registrant:

Former name if applicable:

315 University Avenue

Address of principal executive office (Street and number):

Los Gatos, California 95030

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant requires additional time to prepare, substantiate and verify the accuracy of its financial reports.  The registrant is in the process of preparing and reviewing its financial information.  The process of compiling and disseminating the information required to be included in the Form 10-K for the period ended December 31, 2011 (the “Form 10-K”), as well as the completion of the required review of its financial information, could not be completed within the prescribed time period without incurring undue hardship and expenses. Harmony Metals, Inc. represents that the Form 10-K will be filed within the period described under Rule 12b-25(b)(2)(ii).

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jay Elliot	(001)	408-899-5981
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company completed an acquisition of Nuvel, Inc., a Delaware corporation, pursuant to a Share Exchange Agreement on December 30, 2011. Such transaction was accounted for as a reverse merger and recapitalization, and Nuvel, Inc. is considered as the acquirer for accounting and financial reporting purposes. The Company has also adopted the fiscal year end of Nuvel, Inc. of December 31. This Annual Report on Form 10-K will contain the consolidated financial statements of the Company and Nuvel, Inc. for the fiscal year ended December 31, 2011 and the period from January 20, 2010 (the inception of Nuvel, Inc.) through December 31, 2011. It is anticipated that the Company will report a substantial increase in net loss for the year ended December 31, 2011 as compared to the prior year.  A reasonable estimate of the net loss figures cannot be made.

Harmony Metals, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2012	By:	/s/ Jay Elliot
Jay Elliot
Chief Executive Officer and President